United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	46

PUBLICLY LISTED COMPANY

CNPJ 33.592.510/0001-54

EXTRAORDINARY

SHAREHOLDERS’ MEETING

CALL NOTICE

Shareholders of Vale S.A. (“Vale”) are hereby invited to convene for the Extraordinary General Shareholder Meeting held on August 12th, 2016, at 10a.m. at Avenida das Américas, 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro/RJ, Brazil, for the purpose of discussing and deciding upon the matters set forth in the Agenda below:

1.1                              Ratification of the appointment of an effective and an alternate members of the Board of Directors, on the meetings of the Board of Directors held on 04/27/2016 and 05/25/2016, respectively, in accordance with the Article 11, §10 of Vale’s By-Laws;

1.2                              Proposal to include a new §4 in Article 26 of Vale’s By-Laws regarding the age limitation to the exercise of functions of member of the Executive Board of the Company;

1.3                              Proposal to amend the Sole Paragraph of Article 9 of Vale’s By-Laws in order to establish that any person appointed by the Chairman of the Board of Directors may serve as Chairman of the Shareholders’ General Meetings in the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors or their respective alternates.

All documentation pertaining to the matters to be discussed in the Extraordinary Shareholders’ Meeting is available to shareholders at Vale’s headquarters, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), of BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange (www.bmfbovespa.com.br) and of the Securities and Exchange Commission of the United States (www.sec.gov).

Shareholders who wish to attend the Meeting may do so in person or appoint a duly-registered proxy, pursuant to Paragraph 1 of Article 126 of the Brazilian Corporate Law (Law No. 6,404/76). The proxy shall have been granted less than 1 (one) year before the Meeting, and be duly qualified as a shareholder, manager, attorney registered with the Brazilian Bar Association or a financial institution.

Note that shareholders must attend the Shareholders’ Meeting with proof of ownership of shares issued by Vale, such proof issued no more than 4 (four) business days prior to the date of the Meeting by the financial institution who serves as the bookrunner or custodian, as well as the following:

(a) in case the shareholder is a person, they must carry a valid photo identification document, or, where applicable, the identification document of their proxy and the respective power-of-attorney;

(b) in case the shareholder is a legal person, they must carry a valid photo identification document of the legal representative and the documents which prove his or her representation powers, including the power-of-attorney, and a copy of the articles of incorporation and of the minutes in which the management was appointed; and

(c) in case the shareholder is an investment fund, they must carry a valid photo identification document of the legal representative and the documents which prove his or her representation powers, including the power-of-attorney, and a copy of the valid regulation of the investment fund, the bylaws or articles of incorporation of its administrator, and the minutes in which the management was appointed. If any such documents are in a foreign language, they must be translated to Portuguese by a sworn translator, notarized, and legalized by consular officials.

The regularity of representation documents will be verified prior to the Meeting.

In order to expedite the process of holding the Meeting, we ask that the shareholders who will be represented by proxy kindly deposit the aforementioned documents proving representation at least 72 (seventy-two) hours prior to the Meeting.

Rio de Janeiro, July 11th, 2016.

Gueitiro Matsuo Genso

Chairman of the Board of Directors

MANUAL FOR PARTICIPATION

IN THE VALE S.A.

SHAREHOLDERS’ SPECIAL GENERAL MEETING

Index

I.	Notice of Meeting		8

II.	Procedures for participation in the Meeting		9

2.1.	Shareholder Participation in Special Meeting		9

2.2.	Proxy representation		10

III.	The Vote		12

3.1.	Voting rights		12

IV.	Agenda items of Shareholders’ Special Meeting		13

	4.1.1.	Ratify the nomination of effective and alternate members of the Board of Directors occurred on the Meetings held on April 27, 2016 and May 25, 2016, pursuant to Article 11, §10 of Vale’s By-Laws;	13

	4.1.2.	Proposal to include a new §4 in Article 26 of Vale’s By-Laws regarding the age limitation to the exercise of functions of member of the Executive Board of the Company;	18

	4.1.3.	Proposal to amend the Sole Paragraph of Article 9 of Vale’s By-Laws in order to establish that any person appointed by the Chairman of the Board of Directors may serve as Chairman of the Shareholders’ General Meetings in the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors or their respective alternates.	18

V.	Additional Information		18

VI.	Proxy Vote Template		15

I.                                       Notice of Meeting

The Shareholders of Vale S.A. (“Vale”) are hereby called to the Shareholders’ Special Meeting which will be held on August 12, 2016, at 10:00 AM, at Avenida das Américas # 700, 2º andar, Sala 218 (auditorium), Città America, Barra da Tijuca, in this City, Rio de Janeiro, in order to deliberate on the following Agenda:

1.1                                                 Ratify the nomination of effective and alternate members of the Board of Directors occurred on the Meetings held on April 27, 2016 and May 25, 2016, pursuant to Article 11, §10 of Vale’s By-Laws;

1.2                                                 Proposal to include a new §4 in Article 26 of Vale’s By-Laws regarding the age limitation to the exercise of functions of member of the Executive Board of the Company;

1.3                                                 Proposal to amend the Sole Paragraph of Article 9 of Vale’s By-Laws in order to establish that any person appointed by the Chairman of the Board of Directors may serve as Chairman of the Shareholders’ General Meetings in the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors or their respective alternates.

II.                                  Procedures for participation in the Meeting

2.1.                                                    Shareholder participation in the special meeting

Vale shareholders may attend the Special Meeting personally or be represented by a duly constituted attorney.

The following documents will be required for shareholders to participate in the Special Meeting:

Individual person

•        valid identity document with photo (original or certified copy) of the shareholder or, if applicable, of their attorney and respective proxy document. The following documents may be submitted: (i) General Record ID (RG); (ii) Foreigner’s identity card (RNE); (iii) passport; (iv) Class Association card used as civil identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (v) National Professional Card (CNH).

• proof of ownership of shares issued by Vale issued by the depositary financial institution or custodial agent up to 4 (four) working days before the date of the Meeting.

Corporate entity and investment funds

•        valid identity document with photo of the legal representative (original or certified copy). The following documents may be submitted: (i) General Record ID (RG); (ii) Foreigner’s identity card (RNE); (iii) passport; (iv) Class Association card used as civil identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (v) National Professional Card (CNH).

•        evidentiary documents of representation, including power of Attorney and copy of the constitutive acts and of the minutes of the election of Directors, and, in the case of investment fund, copy of fund rules in force, of the bylaws or social contract of its director, and of the election of Directors. If such documents are in a foreign language they must be translated to Portuguese by a sworn translator, notarized and consularized.

• proof of ownership of shares issued by Vale issued by depositary financial institution or custodial agent up to 4 (four) working days before the date of the Meeting.

We remind you that the regularity of the representation documents will be checked before the beginning of Meeting. For this reason, Shareholders are requested to kindly arrive in advance of Meeting so that the documents necessary for their participation can be duly checked in timely manner for its participation.

We emphasize that, as informed in the Relevant Fact released on May 24, 2016, we are currently in the process for the closure of the listing program of HDRs (Hong Kong Depositary Receipts) issued by Vale on the Hong Kong Stock Exchange. Within this process, the HDRs certificates became invalid and were automatically canceled on June 30, 2016 (after 4:30 pm Hong Kong time). Therefore, the HDRs holders are no longer entitle to appoint the depositary bank or any other person or institution as their attorney-in-fact and may not send any instruction for the exercise of the voting right in the Meeting. Furthermore, we hereby inform that the estimate conclusion of the delisting process is July 28, 2016.

2.2.                                                    Proxy Representation

Shareholder participation in the Special Meeting can be in person or through a duly constituted Attorney, observing the terms of §1 of Art. 126 of law # 6,404/76. It is also necessary that the attorney should have been nominated less than 1 (one) year previously, and qualify as a shareholder, a Vale executive, a lawyer registered with the

Brazilian Bar Association, or be a financial institution, and the partnerships of investment funds must be represented by its fund management company.

Pursuant to the provisions set forth in the Circular-Letter/CVM/SEP/# 02/2016, legal corporate entities may be represented in the Special Meeting by their legal representatives or by a duly constituted attorney in accordance with the provisions of their respective constitutive acts and the Brazilian Civil Code. In this case, it is not required that the attorney of the corporate entity shareholder be qualified as a shareholder, a Vale executive or a lawyer. In the same way, the shareholders investment funds may be represented in the Special Meeting by their legal representatives or by an attorney duly constituted by their manager or administrator, as provided by their Regulation, in accordance with CVM’s Collegiate Body decision within the Administrative Proceeding #RJ-2014-3578.

In the case of proxy in a foreign language, it should be accompanied by the corporate documents, in the case of a corporate entity, and the proxy instrument adequately prepared in Portuguese, notarized and consularized.

In item VI of this manual there is a proxy template for reference purposes for shareholders. Shareholders will also be able to use proxies other than that suggested in this guide, as long as they are in accordance with the provisions of law # 6,404/76 and the Brazilian Civil Code.

For the purpose of expediting the process of conducting the Meeting, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representative documents at least seventy-two hours (72) prior to the Meeting, to the following address:

Attn.: Investor Relations Officer

Avenida das Américas 700, 2º andar, sala 218

Barra — Rio de Janeiro — RJ

Regarding the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meeting with the required documents will be entitled to participate and vote, even if he or she have not submitted them in advance.

We remind you that the regularity of the representation documents will be checked before the beginning of the Meeting. For this reason, Shareholders are requested to kindly arrive in advance of Meeting so that the documents necessary for their participation can be duly checked in timely manner for its participation.

III.                             The Vote

3.1.                           Voting Rights

Pursuant to Article 5 of Vale’s By-Laws, each common share, each class “A” preferred share, and each special class preferred share allows for one vote in the deliberations of the Special Meeting, and it is certain that class “A” and special preferred shares have the same political rights as the common shares, except for voting to elect members of the Board of Directors, excluding the provisions of §2º and §3º of Article 11 of the By-Laws, as well as the right to elect and dismiss a member of the Fiscal Council and his respective substitute.

IV.                              Agenda Items of the Shareholders’ Special Meeting

All documents regarding the agenda of Vale Shareholders’ Special Meeting are available to the shareholders at the main offices of Vale, on the Company’s web site (www.vale.com) and on the web sites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the BM&FBovespa S.A. — São Paulo Stock Exchange (www.bmfbovespa.com.br) and the Securities and Exchange Commission (www.sec.gov).

4.1.         Ratify the appointment of the effective and alternate members of the Board of Directors.

Pursuant to Article 11 of Vale’s By-Laws, the Board of Directors is composed of eleven members and their respective substitutes. The mandate term for members of the Board of Directors is two years, and re-election is allowed. The election of the members of the Board of Directors shall comply with the provisions established under current legislation and those under Vale’s By-Laws.

Pursuant to Article 11, §10 of Vale’s By-Laws, Mr. Motomu Takahashi (as effective) and Mr. Marcelo Gasparino da Silva (as alternate for Mr. Alberto Ribeiro Guth), were nominated as members of the Board of Directors on the Meetings held on April 27, 2016 and May 25, 2016, respectively, who will remain in the position until the first Annual Shareholders’ Meeting after their nomination.

Therefore, Valepar S.A. proposes to ratify on the Shareholders’ Meeting the nomination of such members to remain in their positions until the 2017 Annual Shareholders’ Meeting.

Pursuant to the provisions set forth in Article 10 of CVM Instruction N. 481/2009 and, as set forth in Annex A of CVM Instruction # 552/2014, below please find information with respect to Mr. Motomu Takahashi and Mr. Marcelo Gasparino da Silva pursuant to items 12.5 through 12.10 of the Reference Form.

Name	MOTOMU TAKAHASHI	MARCELO GASPARINO DA SILVA
Birth Date	06/12/1953	02/13/1971
Occupation	Economist	Lawyer
CPF/MF	N/A	807.383.469-34
Passport	TR1490020	—
Position to be placed	Effective member of Board of Directors	Alternate Member of Board of Directors
Election date	08/12/2016	08/12/2016
Date of investiture	09/11/2016	09/11/2016
Term of office	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting
Other positions held or duties exercised at Vale	N/A	N/A
Indicated/Elected by controlling shareholder	Yes	Yes
Independent member (1)	No	Yes
Number of consecutive terms of office	N/A	N/A

(1)         The determination of independence came from the fact that he (i) has no relationship with Vale, except for possible significant stake; (ii) is not the controlling shareholder, spouse or relative up to the second degree; (iii) is not bound by a shareholders’ agreement; (iv) was not an employee or Officer of Vale or its subsidiaries or affiliates for at least 3 (three) years; (v) is and was not, over the past 3 (three) years, member of the board of any subsidiary; (vi) does not provide, purchase, offers or trade, directly or indirectly, services and/or products to Vale in significant volume; (vii) is not a spouse or relative up to the second degree of any officer or manager of Vale; (viii) does not receive any other compensation from Vale, in addition to management fees; (ix) neither is nor was a shareholder, over the past 3 (three) years, of an audit firm that audits or has audited Vale in the same period; (x) is not a member of a nonprofit entity that receives significant financial resources of Vale or its related parties; and (xi) does not financially depends on the compensation paid by Vale.

Main professional experience:

Motomu Takahashi

Member of the Board of Directors of Vale (since 2016). Main professional experience in last five years include the following positions at Mitsui & Co., Ltd., a publicly held trading company, indirect controlling shareholder of the Company: (a) Executive Deputy President of Americas’ Business Unit (2015 to 2016); (b) Senior Executive Director of Americas’ Business Unit (2014 to 2015); (c) General Executive Director and Director of Iron and Steel Operations Business (2011 to 2014); (d) General Director and Director of Iron and Steel Business Operations (2010 to 2011). Mr. Motomu Takahashi also held the following positions in steel companies that are part of the Mitsui Co. Ltd. economic group: (a) Secretary of Steel Technologies, Inc. (2007 to 2009); (b) CEO of Mitsui Steel, Inc., (2004 to 2005); (c) CEO of Mitsui Steel Development Co., Inc. (2002 to 2004). Mr. Motomu has a Bachelor degree in Economics from Tokyo University obtained on March 1977 and has concluded the Advanced Management Program at Harvard Business School in 2001.

Marcelo Gasparino da Silva

Alternate member of Vale’s Board of Directors of Vale (since May 2016). His main professional experiences in the last 5 years include: (i) member of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS, a publicly-held company on the steel industry (from 2012 to April 2016), where he also held the position as (ii) Chairman of the Board of Directors (from 2015 to April 2016); (iii) member of the Board of Directors of Bradespar S.A., a publicly-held company that owns stake in Valepar S.A., a holding company, indirect controlling shareholder of Vale (from 2015 to April 2016); (iv) member of the Board of Directors of Centrais Elétricas de Santa Catarina S.A. — CELESC, a publicly-held company on the energy distribution industry (from 2011 to 2014); (v) member of the Board of Directors of Tecnisa S.A., a publicly-held company on the construction industry (from 2012 to 2014); (vi) member of the Board of Directors of SC Gás (from 2012 to 2013); (vii) member of the Supervisory Board of AES Tietê S.A., a publicly-held company on the energy trade and distribution industry (from 2013 to 2014); (viii) member of the Supervisory Committee of Renuka Brasil (from 2014 to 2015); (ix) member of the Board of Directors and Legal Committee and Compliance Coordinator of Eternit S.A., a publicly-held company on the asbestos cement production industry; (x) member of the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, a publicly-held company on the energy generation, transmission and distribution industries; (xi) member of the Board of Directors of Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A., a publicly-held company on energy distribution industry; (xii) member of the Board of Directors of Companhia Energética de Minas Gerais S.A. — CEMIG, a publicly-held company energy provider; (xiii) member of the Board of Directors of Battistella ADM. Participações S.A., a publicly-held company on vehicles resale market; (xiv) Chairman of the Advisory Board of Gasparino, Sachet, Roman, Barros & Marchiori Advogados, a law firm; and (xv) member of the Technical Comission of Associação de Investidores no Mercado de Capitais — AMEC. He is also (i) a certified administrator (since 2010) and composes the bank of advisors of Instituto Brasileiro de Governança Corporativa — IBGC (since 2011), (ii) Spokesman of Grupo de Governança Corporativa — GGC (since 2013), (iii) Coordinator of Santa Catarina Chapter (since 2014). Mr. Marcelo Gasparino da Silva has a Bachelor degree in law from the Federal University of Santa Catarina obtained on January 1995, a degree in Tax Business Administration from Escola Superior de Administração e Gerência — ESAG/FEPESE, concluded on 2000, and a master’s degree in Controllership, auditing and taxes from FGV/FEPESE. In 2007, he started his executive career as Legal Institutional Officer at CELESC (2007 to 2009), and participated in the Executive Program on Mergers and Acquisitions at London Business School (2009) and in specific courses in the financial and strategic areas at IOD-Institute of Directors in London (2009).

Statements

Judicial and administrative convictions (including criminal).

Both declare, individually and for all legal purposes, that, over the past 5 (five) years, they were not subject to (i) any criminal conviction, (ii) any conviction in an administrative proceeding from the Brazilian Securities and Exchange Commission, or also (iii) any conviction due to a final and unappeallable decision, at judicial or administrative level, that have suspended or disqualified them in connection with the performance of any professional or commercial activity.

Marital relationship, stable relationship or family relationship up to second degree.

Both declare, individually and for all legal purposes, that there is no marital relationship, stable relationship or family relationship up to second degree among them and (i) the administrators of Vale; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; e (iv) the managers of the direct and indirect parent companies of Vale.

Relations of subordination, Provision of Service or Control.

Both declare, individually and for all legal purposes, that there are no relations of subordination, provision of service or control, in the past 3 (three) fiscal years, between them and (i) subsidiary, directly or indirectly, by Vale, except for those where Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) significant suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies.

Percentage of attendance at meetings during the fiscal year ended on December 31, 2015

Board of Directors	Total Meetings held by the Board during the last fiscal year since the investiture of the manager	% of attendance of the manager at meetings after his investiture
MOTOMU TAKAHASHI	N/A	N/A
MARCELO GASPARINO DA SILVA	N/A	N/A

4.2          Proposal to include a new §4 in Article 26 of Vale’s By-Laws regarding the age limitation to the exercise of functions of member of the Executive Board of the Company

To deliberate on the matter, are provided in the report in the form of a table, determining the origin and rationale for the proposed change, including its possible legal and economic effects, as well as the draft proposal for Vale’s By-Laws, containing the proposed wording for the new §4º in Article 26.

4.3          Proposal to amend the Sole Paragraph of Article 9 of Vale’s By-Laws in order to establish that any person appointed by the Chairman of the Board of Directors may serve as Chairman of the Shareholders’ General Meetings in the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors or their respective alternates

To deliberate on the matter, are provided in the report in the form of a table, determining the origin and rationale for the proposed change, including its possible legal and economic effects, as well as the draft proposal for Vale’s By-Laws, containing the proposed changes for the Sole Paragraph of Article 9.

V.                                             ADDITIONAL INFORMATION

Any questions or clarifications on the issues listed in the Agenda of the Meeting can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, including the option of using a hotline at rio@vale.com.

VI - MODELO DE PROCURAÇÃO[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIIL], [PROFISSÃO], com carteira de identidade nº [       ] e inscrito no CPF/MF sob o nº [      ], residente e domiciliado [ENDEREÇO], na Cidade [       ], Estado [       ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante nas Assembleia Geral Extraordinária da Vale S.A., a ser realizada, em primeira convocação no dia 12 de agosto de 2016, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente, assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessa Assembleia Geral, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:

[SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[    ] and holder of CPF/MF # [      ], resident in [CITY], and with commercial address at [ADDRESS], in the City of [       ], State of [       ] (the “Grantee”), as true and lawful attorneys-in-fact to represent the Grantor at Extraordinary Shareholders’ Meeting to be held on first call on August 12, 2016, at 10 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such General Meeting, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below:

Ordem do dia:	Agenda:

1) Ratificar as nomeações de membro titular e suplente do Conselho de Administração realizadas nas reuniões daquele colegiado em 27.04.2016 e 25.05.2016, respectivamente.	1) Ratification of the nomination of effective and alternate members of the Board of Directors according to the Board of Directors meetings held on 04/27/2016 and 05/25/2016, respectively.

( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain

2) Proposta de inclusão de §4º ao Art. 26 do Estatuto Social da Vale.	2) Proposal to include new Paragraph 4th on Article 26 of the By-Laws.

( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain

3) Proposta de alteração do Parágrafo Único do Art. 9º do Estatuto Social da Vale.	3) Proposal to amend Sole Paragraph on Article 9 of the By-Laws.

( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain

Este instrumento é válido por [    ], a partir da data de sua assinatura. ou até o primeiro dia útil após a realização da Assembleia Geral aqui referida, em caso de segunda convocação, o que ocorrer primeiro.

This power of attorney shall remain in effect from [ ] or until the first business day after the General Meeting referred herein take place, in case of second call, whatsoever occurs first.

[Local], [Data].	[Place], [Date].

[Acionista]	[Shareholder]

Report on the proposed amendments to the Bylaws of Vale S.A.

Below is a report in table format, detailing the origin of, and justification for, the proposed amendments to the Company’s Bylaws and analyzing their possible legal and economic effects:

Current text of By-laws	Proposed text for Bylaws	Justification

Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

This inclusion this requirement in our By-Laws aims to consolidate the practice adopted by the Company to the exercise of the functions of member of the Executive Board.

§1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

Legal and Economic Effects. There are, therefore, no legal or economic effects to be evaluated since this proposal reflects the practice already adopted by the Company.

§2 - The Executive Officers shall have their individual duties defined by the Board of Directors.	§2 - The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be	§3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be

Current text of By-laws	Proposed text for Bylaws	Justification

permitted.	permitted.

§4º - Notwithstanding the above, it is a requirement to the exercise of the functions of member of the Executive Board of the Company that the member shall be up to 65 (fifty five) years old, inclusive.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

The amendment aims to give more flexibility for the appointment of the President of a General Meeting of Shareholders.

Legal Effect. The legal effect of the proposed amendment is to give to the Chairman of the Board of Directors the possibility to appoint a person that is not a Director of the Company to act as

President of a General Shareholders Meeting. Economic Effect. There is no economic effect to be evaluated.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by a Director specially appointed by the Chairman of the Board of Directors.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by another Director or by a person specially appointed by the Chairman of the Board of Directors.

AMENDMENT OF

BY — LAWS OF

V A L E S.A.

BY-LAWS

VALE S.A.

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).

Article 2 - The purpose of the company is:

I.                            the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.                       the building and operation of railways and the exploitation of own or third party rail traffic;

III.                  the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.                   the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.                        the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.                   the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.              constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.244.316.120 (five billion, two hundred and forty-four million, three hundred and sixteen thousand and one hundred and twenty) shares, being R$47,420,608,861.89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one Reais and eighty-nine cents), divided into 3,217,188,402 (three billion, two hundred and seventeen million, one hundred and eighty-eight thousand and four hundred and two) common shares and R$29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million, three hundred and ninety-one thousand, one hundred and thirty-eight Reais and eleven cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

§ 1 -                       The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 -                       The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3 -                       Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 -                       The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§5 -                          Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 - Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 - The company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) common shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A” shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of common and/or preferred shares.

§ 1 -                       The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -                       At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -                       Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I.         change of name of the company;

II.        change of location of the head office;

III.      change of the corporate purpose with reference to mineral exploitation;

IV.      the winding-up of the company;

V.                        the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.                   any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.              any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 - An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by another Director or by a person specially appointed by the Chairman of the Board of Directors.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 -         The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements.

§2 -         The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 -         The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

§4 -         The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 -         The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 -         The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 -                          Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II - preferred shares representing at least 10% (ten percent) of share capital.

§3 -                          Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 -                          The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 -                          From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6 -                          The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§7 -                          In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8 -                          Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§9 -                          During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§10 -                   Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§11 -                   Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12-                      With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14 - The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II — Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

§1 -                          The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2 -                          The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Subsection III — Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.                            electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.                       distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.      assigning the functions of Investor Relations to an Executive Officer;

IV.                   approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.                        approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.                   establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.              approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.         approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.                  monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.                       approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.                  issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.             with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.            approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.             approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.                         approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.                    approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.                selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.          appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.                   approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.                        overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.                   approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.              approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.         approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.          approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.               establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVI.          approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX. approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX. authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

§1 -                          The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.

§1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§3 - During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings

Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 - The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV — Responsibilities

Article 20 — The Board of Directors shall determine the main duties of the committees, including, but not limited to the ones set forth in Article 21 and subsequent articles.

Article 21 - The Executive Development Committee shall be responsible for:

I -                        issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II -                   analyzing and issuing reports to the Board of Directors on the proposal for the distribution of the annual, global budget for the remuneration of the administrators and the restatement of the model of the remuneration of members of the Executive Board;

III -              submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and

IV -               aiding the Board of Directors with the definition of goals for the performance evaluation of the Executive Officers; and

V -                    follow-up of the development of the succession plan for the Executive Officers.

Article 22 - The Strategic Committee shall be responsible for:

I -                        recommending the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II -                   recommending investment and/or divestiture opportunities; and

III -              recommending operations relating to merger, split-off, incorporation in which the Company and its controlled subsidiaries are a party.

Article 23 - The Finance Committee shall be responsible for:

I -                        evaluate the corporate risks and financial policies and the internal financial control systems of the Company;

II -                   evaluate the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company;

III -              evaluate the annual budget and the annual investments plan of Vale;

IV -               evaluate the annual funding plan and the risk exposure limits of the Company;

V -                    evaluate the risks management process of the Company; and

VI -               follow-up the financial execution of capital expenditure projects and ongoing budget.

Article 24 - The Accounting Committee shall be responsible for:

I -                        issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

II -                   tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

III -              evaluating the procedures and results of the internal audit, in respect to best practices, when requested by the Board of Directors; and

IV -               aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal auditing of the Company.

Article 25 - The Governance and Sustainability Committee shall be responsible for:

I -                                   evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II -                               submitting improvements to the Code of Ethics and Conduct and to the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;

III -                         evaluating related party transactions submitted for resolution of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties;

IV -                          evaluating proposals for modifying the Policies which are not attributed to other committees, of the Bylaws and the Internal Regiments of Vale’s Assessment Committees;

V -                               analyzing and proposing improvements to the Company’s Sustainability Report;

VI -                          evaluating Vale’s performance regarding sustainability aspects and proposing improvements based on a long-term strategic vision;

VII -                     aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal ombudsman (ouvidoria) of the Company;

VIII -                aiding the Board of Directors, if requested by them, in the process of evaluating the internal ombudsman (ouvidoria) of the Company when dealing with matters involving the Ombudsman channel (Canal de Ouvidoria) and violations to the Code of Ethics and Conduct.

SECTION III - EXECUTIVE BOARD

Subsection I — Composition

Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§1 -                          The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 -                          The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 -                          The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

§4º -                      Notwithstanding the above, it is a requirement to the exercise of functions of member of the Executive Board of the Company that the member shall be up to 65 (fifty five) years old, inclusive.

Subsection II — Workings

Article 27 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1º -                      In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2º -                      In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term.

§3º -                      Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4º -                      Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1 -                          When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2 -                          Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 -                          The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities

Article 32 - The Executive Board shall be responsible for:

I -                        approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -                   preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -              complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -               preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -                    preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI -               planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -          identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -                         preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -                              submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -                         defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -                    preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -               adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -                preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -                     authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI -                authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII -           propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII-          authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -                authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX -                     establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -                establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 -                           The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -                        The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 - The responsibilities of the Chief Executive Officer are to:

I -                                    take the chair at meetings of the Executive Board;

II -                               exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III -                          coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -                          select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -                                coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II — Workings;

VI -                           indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II — Workings;

VII -                      keep the Board of Directors informed about the activities of the company;

VIII -                 together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article 34 - The Executive Officers are to:

I -                                    organize the services for which they are responsible;

II -                               participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -                          comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -                          contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 -                        Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 -                        The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3                             In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 -                        Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article 36 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 39 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;

§ 1º- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:

(i)                                     to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)                                  to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)                               to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)                              to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

§ 2º - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76.

§3º - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 - The proposal for distribution of profit shall include the following reserves:

I.                                       Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force.

II.                                  Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: July 11, 2016		Director of Investor Relations